United States
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-13695

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214

REQUIRED INFORMATION

1.	Not applicable

2.	Not applicable

3.	Not applicable

4.	The Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)	Consent of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

Community Bank, N. A., Trustee

Dated: June 26, 2013
/s/ Scott Kingsley
Scott Kingsley
Executive Vice President and Chief
Financial Officer

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Index
December 31, 2012 and 2011

		Page(s)

Report of Independent Registered Public Accounting Firm......................................................		1

Financial Statements:

	Statements of Net Assets Available for Benefits...............................................................	2

	Statements of Changes in Net Assets Available for Benefits..........................................	3

	Notes to Financial Statements...............................................................................................	4-14

Supplemental Schedule:

	Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Item (i))........................	15

Note:	All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

June 25, 2013

To the Participants and Administrators of the
Community Bank System, Inc. 401(k) Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value (Notes B and C):
Mutual funds	$ 47,272,020	$ 40,231,753
Collective investment funds	11,850,121	8,599,604
Community Bank System, Inc. common stock	29,664,821	28,160,292
Stable value fund	19,113,354	17,384,583
Self-directed brokerage	1,334,089	1,490,854
Money market fund	937,550	785,207
Total investments	110,171,955	96,652,293
Receivables
Contributions receivable – employer	34	98
Contributions receivable – employee	41	154
Notes receivable from participants, net	2,408,237	2,216,732
Total receivables	2,408,312	2,216,984

Net assets available for benefits at fair value	112,580,267	98,869,277

Adjustment from fair value to contract value for
fully benefit-responsive investments	(756,619)	(788,379)

Net assets available for benefits	$111,823,648	$ 98,080,898

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011

Additions
Employee contributions	$ 8,139,941	$ 5,318,134
Employer contributions	3,464,879	2,919,860
Interest and dividend income	3,392,694	2,508,625
Net appreciation in the fair value of investments	4,216,565	-
Total additions	19,214,079	10,746,619

Deductions
Benefit payments	5,177,815	6,372,881
Administrative fees	95,857	93,282
Net depreciation in the fair value of investments	-	1,223,132
Reserve for deemed distributions	197,657	339,249
Total deductions	5,471,329	8,028,544

Net increase in net assets available for benefits	13,742,750	2,718,075

Merged-in Assets	-	7,103,508

Net assets available for benefits
Beginning of Year	98,080,898	88,259,315

End of Year	$111,823,648	$ 98,080,898

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

A.	Description of the Plan

The following description of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Community Bank System, Inc. (the “Company”) who are age 18 or older.  Employees are automatically enrolled in the plan after 90 days of service unless participants elect not to participate.  The Plan also qualifies as an employee stock ownership plan under the meaning of Section 4975(e)(7) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may make voluntary contributions of up to 90% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $17,000 for 2012 or $22,500 if an employee is older than 50, to the Plan starting the first day of the month after 90 days of employment.  Voluntary cash contributions of up to 6% of total eligible compensation are matched 100% by the Company for the first 3% contributed and 50% for the next 3% contributed.  The Company match amounted to $3,045,513 and $2,717,154 in 2012 and 2011, respectively.  In addition, as defined in the plan document, employees participating in the Community Bank System, Inc. Pension Plan under the Worker Retirement Accumulation Plan (“WRAP”) design received an additional Company contribution to the Plan in 2012 and 2011 equal to the interest credit on service credits earned subsequent to January 1, 2010 under the WRAP design.  The Company contribution for employees participating in the WRAP amounted to $419,366 and $202,706 in 2012 and 2011, respectively.

Participant Accounts
Each participant's account is credited with the participant's contribution, the Company’s WRAP interest credit, the Company's matching contribution, an allocation of Plan earnings, and charged with an allocation of administrative expenses.  Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  Participants are entitled to the benefit that can be provided from their vested account balance.  Forfeited accounts are allocated annually to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation.  Forfeited accounts allocated to eligible participants amounted to $13,531 and $6,884 for 2012 and 2011, respectively.

Vesting
Participants are immediately vested in their contributions.  Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service.  A participant is 100 percent vested after two years of service.  Vesting in the employer contributions related to the WRAP design is based on years of continuous service.  A participant is 100 percent vested after three years of service.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

Notes Receivable from Participants
Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest.  Interest accrues at the prime rate in effect at the inception of the loan plus 1% for residential loans and prime rate plus 2.9% for Reserve Plus loans.  Interest rates on participant loans generally range from 4.25% to 10.50%.  All notes that are in default as defined by the plan document are reported as deemed distributions.  Deemed distributions represent the amount of unpaid principal on loans from participants who are actively participating in the Plan and have not continued to make payments on the outstanding balance as required by the Plan document.

Payment of Benefits
Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service.  Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested interest in his or her account.  If some or all of a participant’s account balance is allocated to the employee stock ownership feature of the Plan, that portion of the Plan benefit may be paid in the form of Company stock.  Upon termination of employment, if the account balance is less than $5,000, the participant will receive a single lump sum amount equal to the value of his or her account, otherwise, the participant may elect to defer payment up to age 65.  Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions set forth under ERISA.  In the event the Plan terminates, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts.  Participants shall be vested 100% in the assets so allocated to their accounts.

B.	Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments
Investments are stated at aggregate fair value, except for the HB&T Metlife Stable Value Fund, which is stated at contract value.  Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statement of Changes in Net Assets the net appreciation in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation or depreciation on those investments.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

Purchases and sales of securities are recorded on the trade date.  Gains or losses on sales of securities are based on average cost.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The HB&T Metlife Stable Value Fund is stated at contract value in accordance with the Financial Accounting Standards Board guidance on Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans Guide, which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the accompanying Statements of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.  The average yields earned on the HB&T Metlife Stable Value Fund for the years ended December 31, 2012 and 2011 were 3.45% and 7.66%, respectively. The crediting interest rates to the HB&T Metlife Stable Value Fund were 2.31% and 2.64% for the years ended December 31, 2012 and 2011, respectively.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Plan’s expenses are paid either by the Plan or the Company, as provided by the plan document.  Expenses that are paid directly by the Company are excluded from these financial statements.  These amounted to approximately $533,000 and $512,000, including approximately $472,000 and $395,000 paid to Benefit Plans Administrative Services, LLC (“BPAS”), in 2012 and 2011, respectively.  (See Note E).  Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net assets available for benefits.  In addition, certain investments related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

Inactive Accounts
Account balances of individuals who have withdrawn from participation in the Plan had an accumulated basis of approximately $17,339,931 and $17,036,648 at December 31, 2012 and 2011, respectively.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties
The plan provides for various investment options in mutual funds, collective investment funds and Company stock.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Valuation Allowance
The carrying amount of notes receivable from participants is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected.  Management determines the valuation allowance by applying an average of historical deemed distributions to the aggregate remaining notes receivable from participants to estimate a valuation allowance.  The valuation allowance is $314,000 and $385,000 at December 31, 2012 and 2011, respectively. (See Note H).

Subsequent Events
The Company has evaluated subsequent events through June 25, 2013, the date the financial statements were available for issue.

C.	Investments

Investments are held within various common funds maintained by the Community Bank, N.A. Trust Department.  Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan.  A brief description of these investment options, as provided by the plan administrator, follows:

Community Bank System, Inc. Employee Stock Ownership Fund – these Funds invest in the common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol “CBU”.

Federated Total Return Bond Fund – a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

Heartland Value Plus Institutional Fund – a mutual fund seeking to provide long-term capital appreciation and modest current income by investing primarily in a concentrated number of small-cap equity securities selected on a value basis.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

American Funds EuroPacific Growth Fund Class A – a mutual fund that invests in stocks of issuers located in Europe and the Pacific Basin.

T. Rowe Price Blue Chip Growth Fund – a mutual fund that invests primarily in stocks of U.S. companies.

T. Rowe Price Inflation Protected Bond Fund – a mutual fund that invests primarily in inflation-protected bonds issued by the U.S. Treasury.

T. Rowe Price Mid-Cap Growth Fund – a mutual fund that invests primarily in a diversified portfolio of common stocks and mid-cap companies.

T. Rowe Price Mid-Cap Value Fund – a mutual fund that invests primarily in U.S. common stocks of mid-size companies that appear to be undervalued.  The fund may invest in other securities, including foreign stocks, and use futures and options.

Manning & Napier Pro-Blend Conservative Term Fund I – a mutual fund that invests primarily in investment grade, fixed-income securities, including U.S. Treasury securities, pass-through securities, and corporate bonds.

Manning & Napier Pro-Blend Extended Term Fund I – a mutual fund that invests primarily in common stocks, but may also invest a substantial portion of assets in long-term, fixed-income securities with maturities of 7 to 20 years.

Manning & Napier Pro-Blend Moderate Term Fund I – a mutual fund that invests primarily in common stocks and intermediate to long-term fixed income securities with maturities of 5 to 10 years.

Oppenheimer Developing Markets Fund A – a mutual fund that invests primarily in equity securities of issuers with high growth potential whose principal activities are in at least three developing markets.

Royce Special Equity Fund – a mutual fund that invests primarily in the equity securities of small and micro-cap companies.

Sentinel Small Company Fund I – a mutual fund that invests primarily in common stocks of small companies that are believed to be of high quality and are attractively valued.

Symons Value Institutional Fund – a mutual fund that invests primarily in a diversified portfolio of companies with market capitalizations above approximately $500 million, that are trading at attractive prices and that appear to have limited downside price risk over the long-term.

Vanguard 500 Index Signal Fund – a mutual fund that invests substantially all of its assets in the stocks that make up the Standard & Poor’s 500 Index, holding each stock in approximately the same proportion as its weighting in the index.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

Vanguard Total Bond Index Fund – a mutual fund that attempts to track the performance of the Barclays U.S. Capital Aggregate Float Adjusted Index, which represents a wide spectrum of public, investment grade, taxable, fixed-income securities in the U.S.

AITC Smart 2020 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve current income with long-term growth of principal be investing primarily in 27% exchange traded funds, 21% equity common trust funds, 19% U.S. Treasury notes, 12% money market funds, 7% fixed income mutual funds, 7% fixed income common trust funds and 7% stock.

AITC Smart Moderate 2030 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve long-term growth of principal and income by investing primarily in 35% exchange traded funds, 35% equity common trust funds, 9% stock, 8% fixed income common trust funds, 8% fixed income mutual fund, 4% U.S. Treasury notes and 1% mutual funds.

AITC Smart 2040 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve long-term growth of principal and income by investing primarily in 49% equity common trust funds, 28% exchange traded funds, 6% stock, 6% fixed income common trust funds, 5% fixed income mutual funds, 3% money market funds and 3% U.S. Treasury notes.

AITC Smart Aggressive 2050 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve long-term growth of principal by investing primarily in 68% equity common trust funds, 21% exchange traded funds, 3% fixed income common trust funds, 3% stock, 2% fixed income mutual funds, 2% U.S. Treasury notes and 1% money market funds.

AITC Smart Funds Today Class R Institutional Shares – a mutual fund portfolio that is designed for individuals retiring within a few years of 2010 that seeks to preserve the purchasing power of accumulated assets at the target date and provide for the growth of assets by investing primarily in 48% cash and 47% bonds.

HB&T Metlife Stable Value Fund Class R1 Shares – a stable value fund that invests in fixed income securities such as U.S. Governmental Agencies and Treasuries, mortgages, asset backed securities, corporate debt and cash equivalents.  Investments in the HB&T Metlife Stable Value Fund are reported at contract value.

HB&T Mid-Cap Blend Index Fund Class R1 Shares - a collective investment fund invested in a pooled collective fund managed by Blackrock Institutional Trust Company, N.A. and is structured to produce returns that are consistent with the S&P Midcap 400 Index.

Ameritrade IDA Account – participants select the individual investment securities, including equity securities, mutual funds and bonds.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

    The fair value of individual investments which represent 5% or more of net assets available for benefits ($5,591,182 for 2012 and $4,904,045 for 2011) at either December 31, 2012 or 2011 are as follows:

	2012	2011
Community Bank System, Inc. common stock	$29,664,821	$ 28,160,292
HB&T Metlife Stable Value Fund R1	19,113,354	17,384,583
Symons Value Institutional Fund	8,258,761	8,381,810
T. Rowe Price Blue Chip Growth Fund	6,587,394	5,446,198
American Funds EuroPacific Growth Fund Class A	6,236,082	5,581,217
Vanguard 500 Index Signal Fund	6,163,652	4,989,182
Federated Total Return Bond Fund	6,113,283	5,545,881

    The Plan’s investments appreciated (depreciated) in value as follows:

	2012	2011
Community Bank System, Inc. common stock	$ (323,903)	$ 635,753
Mutual funds	4,540,468	(1,858,885)
Total net appreciation (depreciation) in fair value of investments	$ 4,216,565	$ (1,223,132)

D.	Fair Value Measurements

The Financial Accounting Standards Board has established authoritative guidance regarding accounting for fair value measurements.  This framework establishes a common definition for fair value to be applied to generally accepted accounting principles requiring the use of fair value, establishes a framework for measuring fair value and expands disclosure about such fair value instruments.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  It also classifies the inputs used to measure fair value into the following hierarchy:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 – Significant valuation assumptions not readily observable in a market.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The following tables set forth the Plan’s financial assets that were accounted for at fair value on a recurring basis:

As of December 31, 2012
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds
Growth funds	$12,823,476	$ -	$ -	$12,823,476
Domestic funds	8,651,620	-	-	8,651,620
Bond funds	7,840,046	-	-	7,840,046
Index funds	7,249,086	-	-	7,249,086
Small-cap funds	5,095,097	-	-	5,095,097
Mid-cap funds	1,965,789	-	-	1,965,789
Foreign	1,337,176	-	-	1,337,176
Fixed income	2,309,730	-	-	2,309,730
Total	47,272,020	-	-	47,272,020
Collective investment funds		11,850,121		11,850,121
Common stock of plan
sponsor	29,664,821	-	-	29,664,821
Stable value fund	-	19,113,354	-	19,113,354
Self-directed brokerage	1,334,089	-	-	1,334,089
Money market fund	937,550	-	-	937,550
Total assets at fair value	$79,208,480	$30,963,475	$ -	$110,171,955

As of December 31, 2011
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds
Growth funds	$11,027,415	$ -	$ -	$11,027,415
Domestic funds	8,676,454	-	-	8,676,454
Bond funds	6,818,220	-	-	6,818,220
Index funds	5,822,827	-	-	5,822,827
Small-cap funds	4,257,965	-	-	4,257,965
Mid-cap funds	1,071,333	-	-	1,071,333
Foreign	732,779	-	-	732,779
Fixed income	1,824,760	-	-	1,824,760
Total	40,231,753	-	-	40,231,753
Collective investment funds		8,599,604		8,599,604
Common stock of plan
sponsor	28,160,292	-	-	28,160,292
Stable value fund	-	17,384,583	-	17,384,583
Self-directed brokerage	1,490,854	-	-	1,490,854
Money market fund	785,207	-	-	785,207
Total assets at fair value	$70,668,106	$25,984,187	$ -	$96,652,293

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

The valuation techniques used to measure fair value for the items in the table above are as follows:

Mutual funds:  Valued at the closing price of the shares held by the Plan at year end reported on the active market.

Collective investment funds and stable value fund:  The units held of collective investment and stable value funds are valued periodically by the trustee of the respective fund.  The values are based on the current market values of the underlying assets of the fund.

Common stock and self directed brokerage: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds: Managed portfolios including commercial paper and other fixed-income securities issued by U.S. and foreign corporations, asset-backed commercial paper, U.S. government securities, obligations of foreign governments and the U.S. and foreign banks, valued at the closing price reported on the active market on which the individual security is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

E.	Transactions with Parties-in-Interest

The assets of the Plan are administered by BPAS, a subsidiary of Community Bank System, Inc.  The Company paid BPAS approximately $472,000 and $395,000 for record keeping, trustee, and other services in 2012 and 2011, respectively.

The Plan held 1,084,241 and 1,012,960 shares of the Plan sponsor’s common stock at December 31, 2012 and 2011, respectively.  The cost of these shares at December 31, 2012 and 2011 is $23,807,828 and $21,080,507, respectively, and their fair value at December 31, 2012 and 2011 is $29,664,821 and $28,160,292, respectively.  Dividends received on the investment in Community Bank System, Inc. common stock amounted to $1,075,428 and $955,922 in 2012 and 2011, respectively.  The Plan sold 249,408 and 332,387 shares of Community Bank System, Inc. common stock during 2012 and 2011, respectively, and purchased 320,689 and 448,448 shares of Community Bank System, Inc. common stock during 2012 and 2011, respectively.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

The HB&T Mid Cap Blend Index R1 Fund and HB&T Metlife Stable Value R1 Fund are administered by Hand Benefits and Trust Company.  Hand Benefits and Trust Company is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc., which is a wholly-owned subsidiary of the Company.  The Plan held 216,085 shares and 208,963 shares of the HB&T Mid-Cap Blend Index R1 Fund at December 31, 2012 and 2011, respectively.  The cost of the HB&T Mid-Cap Blend Index R1 Fund shares held by the Plan at December 31, 2012 and 2011 is $3,240,860 and $3,034,220, respectively.  The Plan held 1,742,329 shares and 1,618,676 shares of the HB&T Metlife Stable Value R1 Fund at December 31, 2012 and 2011, respectively.  The cost of the HB&T Metlife Stable Value R1 Fund shares held by the Plan at December 31, 2012 and 2011 is $18,504,170 and $17,058,100, respectively.

F.	Income Tax Status

The Plan obtained its most recent determination letter in July 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the accompanying financial statements.

As discussed above, the Plan is a tax-exempt entity.  The Plan has reviewed its operations for uncertain tax positions and believes there are no significant exposures.  The Plan will include interest on income tax liabilities in other expenses if such amounts arise.  The Plan did not incur any penalties and interest for the years ended December 31, 2012 and 2011.  The Plan is no longer subject to Federal or New York state examinations by tax authorities for the closed tax years before 2009.

G.	Merged-in Assets

Effective June 1, 2011, the Wilber National Bank 401(k) Profit Sharing Plan was merged into and became part of the Plan.  The total amount of assets transferred into the Plan was $7,103,508.  As of the merger date, participants are 100% vested in their accounts.  The transfer of assets was presented in the statement of changes in net assets available for benefits for the year ended December 31, 2011.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

H.	Reconciliation of financial statements to Form 5500

	2012	2011
Net assets available for benefits per financial statements
	$111,823,648	$98,080,898
Allowance for notes receivable from participants
	314,000	385,000
Net assets available for benefits per Form 5500
	$112,137,648	$98,465,898

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31:

	2012	2011
Net increase in net assets available for benefits per financial statements
	$13,742,750	$2,718,075

Allowance utilized for deemed distributions	(268,657)	(325,249)

Reserve for deemed distributions	197,657	339,249
Net increase in net assets available for benefits per Form 5500
	$13,671,750	$2,732,075

I.	Economic dependency and concentration of credit risk

   At December 31, 2012 and 2011, approximately 27% of the Plan’s investments are invested in Company stock.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item (i))
December 31, 2012 and 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Mutual Funds
	American Funds EuroPacific Growth Fund Class A	Mutual fund – 151,288 shares	$6,236,082
	Federated Total Return Bond Fund	Mutual fund – 534,845 shares	6,113,283
	Heartland Value Plus Institutional Fund	Mutual fund – 13,254 shares	392,859
	T. Rowe Price Blue Chip Growth Fund T. Rowe Price Infl Prot Bond T. Rowe Price Mid-Cap Growth T. Rowe Price Mid-Cap Value	Mutual fund – 144,365 shares Mutual fund – 127,908 shares Mutual fund – 19,649 shares Mutual fund – 35,616 shares	6,587,394 1,726,763 1,109,572 856,217

M&N Pro-Blend Conservative Term I
M&N Pro-Blend Extended Term I
M&N Pro-Blend Moderate Term I
Oppenheimer Developing Markets A
Royce Special Equity Inv
Sentinel Small Company
Symons Value Institutional Fund
Vanguard 500 Index Signal
Vanguard Total Bond Index

Mutual fund – 29,235 shares
Mutual fund – 111,907 shares
Mutual fund – 81,149 shares
Mutual fund – 37,891 shares
Mutual fund – 39,048 shares
Mutual fund – 647,953 shares
Mutual fund – 762,582 shares
Mutual fund – 56,797 shares
Mutual fund – 97,875 shares
			314,276 1,142,574 852,880 1,337,176 825,089 4,270,008 8,258,761 6,163,652 1,085,434
			47,272,020
	Collective Investment Funds
	AITC Smart 2020 R-Inst	Collective investment fund –188,408 shares	2,164,804
	AITC Smart Moderate 2030 R-Inst	Collective investment fund –123,574 shares	1,998,187
	AITC Smart 2040 R-Inst	Collective investment fund –152,270 shares	1,834,852
	AITC Smart Aggressive 2050 R-Inst	Collective investment fund – 49,715 shares	742,745
	AITC Smart Funds Today R-Inst	Collective investment fund – 77,594 shares	1,032,000
*	HB&T Mid-Cap Blend Index R1	Collective investment fund –216,085 shares	4,077,533
			11,850,121
	Common stock of plan sponsor
*	Community Bank System, Inc.	Common stock – 1,084,241 shares	29,664,821

**	Stable Value Fund
*	HB&T Metlife Stable Value R1	Stable value fund – 1,742,329 shares	18,356,735

	Loan Fund
*	Participant loans	Loan, 4.25% – 10.50%	2,722,237

	Self Directed brokerage
	Ameritrade IDA Account	Self-directed brokerage	1,334,089

*	Money Market Fund
	ReservePlus Money Market	Money market fund - 937,550 shares	937,550
	Total investments		$112,137,573
*	– Denotes party-in-interest
**	– Investment stated at Contract Value. The fair value of this HB&T Metlife Stable Value R1 investment was $19,113,354.